March 23, 2007
Via Federal Express and EDGAR
Division of Corporation Finance,
        Securities and Exchange Commission,
             100 F Street, N.E.,
                    Washington, D.C. 20449.
Attention: Daniel F. Duchovny

Re:	Swift Transportation Co., Inc.
Preliminary Schedule 14A
File No.: 001-32952

Schedule 13E-3
File No. 005-41508
Dear Mr. Duchovny:
     On behalf of Swift Transportation Co., Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 20, 2007 (the “Comment Letter”) relating to the above-referenced Preliminary Schedule 14A filed on March 9, 2007 (the “Proxy Statement”) and Schedule 13E-3 filed on March 9, 2007 (the “Schedule 13E-3”). The Company has revised the Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter an amended Preliminary Schedule 14A (the “Amended Proxy Statement”) and amended Schedule 13E-3 which reflects these revisions and generally updates the information contained therein.
     For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Proxy Statement. The responses and information described below are based upon information provided to us by the Company,

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its financial advisors, Jerry Moyes and his affiliates or The Moyes Children’s Limited Partnership, as the case may be.
Preliminary Schedule 14A
Reasons for the Merger, page 23
1.	Please disclose the substance of your response to previous comment 11.
          RESPONSE: In response to the Staff’s comment, the disclosure on page 26 has been revised.
Illustrative Future Share Prices—Illustrative Future Share Price Analysis-EPS Estimates, page 30
2.	We note the revision made in response to previous comment 15. Please specify the historical period used to determine the forward P/E ratio referred to in the first paragraph of this section. Also apply this comment to the EBITDA multiples range disclosed in the section “Illustrative Future Share Price Analysis—EBITDA Estimates.”
          RESPONSE: In response to the Staff’s comment, the disclosure on pages 30 and 31 has been revised.
Illustrative Future Share Prices—Illustrative Future Share Price Analysis—EBITDA Estimates, page 31
3.	We reissue the portion of comment 17 in which we asked you to disclose each of the items excluded from EBITDA in conducting the analysis.
          RESPONSE: In response to the Staff’s comment, the disclosure on page 29 has been revised.
Discounted Cash Flow Analysis, page 31
4.	Please explain why the weighted average cost of capital used in this analysis (9% to 11%) is different from the one used in this section “Illustrative Future Share Price Analysis—EPS Estimates (12%) even though the basis used by the advisor for each is the same.

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          RESPONSE: In response to the Staff’s comment, the disclosure on pages 30 and 31 has been revised
5.	Please disclose the basis for the advisor’s use of a 3.0% perpetuity growth rate.
          RESPONSE: In response to the Staff’s comment, the disclosure on page 31 has been revised
Financing of the Merger, page 44
6.	We reissue comment 22 with respect to any plans or arrangements to finance or repay the debt to be incurred in the transaction. Refer to Item 1007(d)(2) of Regulation M-A.
          RESPONSE: In response to the Staff’s comment, the disclosure on page 45 has been revised.
Projected Financial Information, page 82
7.	Please disclose the substance of your response to previous comment 30.
          RESPONSE: In response to the Staff’s comment, the disclosure on page 84 has been revised.

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     Please do not hesitate to call me (212-558-3588) or Brian Hamilton (212-558-4801) of this firm with any further questions or comments you may have regarding the Filings, or if you wish to discuss any of the foregoing responses.
Sincerely,
/s/ Stephen M. Kotran
Stephen M. Kotran